Form 10-K, Exhibit 13
period 1995-12-31
HEARTLAND WIRELESS COMMUNICATIONS INC
filed 1996-04-01
CIK 917707

                                                                    EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto of Heartland Wireless Communications, Inc., included elsewhere in this report.

OVERVIEW

The Company develops, owns and operates wireless cable television systems. The Company has wireless cable channel rights in small to mid-size markets in the central United States. Heartland targets small to mid-size markets with significant numbers of households that are unpassed by traditional hard-wire cable. The Company offers its subscribers local off-air VHF/UHF channels, as well as HBO, Showtime, Disney, ESPN, CNN, USA, WGN, WTBS, Discovery, the Nashville Network, A&E and other popular cable television networks. At March 1,1996, Heartland had wireless cable channel rights in 81 markets, representing approximately 8.6 million households, approximately 7.1 million of which can be served by line-of-sight transmissions. Furthermore, Heartland estimates that within these markets, approximately 36% of line-of-sight households are currently unpassed by traditional hard-wire cable systems. At March 1, 1996, the Company had 38 markets with systems in operation, providing wireless cable service to an aggregate of approximately 132,000 subscribers. In addition, Heartland owns a 26% equity interest in Wireless One, Inc., the largest rural wireless cable television provider in the southeastern United States, and owns a 35% equity interest in CS Wireless Systems, Inc., one of the largest wireless cable television companies in the United States in terms of subscribers and line-of-sight households.

    The Company has experienced significant subscriber growth since its inception, both internally and through acquisitions. Although the Company has recorded net losses since inception, 18 systems achieved positive earnings before interest, taxes, depreciation and amortization ("EBITDA") for 1995. For the month ending December 31, 1995, 23 systems achieved positive EBITDA. None of the Company's 11 remaining systems achieved positive EBITDA for the month ending December 31, 1995, primarily as a result of their early stages of development and number of subscribers.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1995
(in thousands, except per share, system, subscriber and per subscriber data)

Management believes that period-to-period comparisons of the Company's consolidated financial results to date are not necessarily meaningful and should not be relied upon as an indication of future performance due to the Company's historically high growth rate, system launches and acquisitions during the periods presented.

REVENUES.   The Company's revenues consist of monthly fees paid by subscribers for basic programming, premium programming and equipment rental and, to a lesser extent, sales of receive-site equipment to certain subscribers and service income. The Company's revenues were $15,300 in 1995, $2,229 in 1994 and $869 in 1993, representing increases of 586% from 1994 to 1995 and 157% from 1993 to 1994. As discussed more fully in Note 1 of the notes to the consolidated financial statements, the Company changed, effective January 1, 1995, its method of accounting for the direct costs and installation fees related to subscriber installations. The revenue increases from 1993 to 1995 were primarily due to average subscribers increasing to 48,360 in 1995 from 5,966 in 1994 and 1,630 in 1993. Average monthly revenue per subscriber was $29.41 for 1995, $27.35 for 1994 and $30.20 for 1993. The increase in average monthly revenue per subscriber in 1995 as compared to 1994 was primarily due to increased premium channel penetration. The decrease in average monthly revenue per subscriber in 1994 as compared to 1993 was primarily due to an increase in subscribers who live in multiple dwelling units, which typically generate lower per subscriber revenue than single-family units, and certain promotional offerings of premium channels. At December 31, 1995, the Company had 85,160 subscribers versus 19,840 at December 31, 1994 and 2,730 at December 31, 1993. Approximately 43% of the subscriber increase from 1994 to 1995 was attributable to same-system growth (net subscriber additions in the Company's systems in operation at December 31, 1994), 41% was attributable to 17 new systems launched during 1995 and 16% was attributable to six operating systems acquired, less two operating systems divested, during 1995. Approximately 39% of the subscriber increase from 1993 to 1994 was attributable


                    Heartland Wireless Communications, Inc.

to same-system growth, 43% was attributable to six new systems launched during 1994 and 18% was attributable to two operating systems acquired during 1994. The Company had 34 systems in operation at December 31, 1995, compared to 13 systems at December 31, 1994 and five systems at December 31, 1993. In January 1995, the Company acquired the Shaw, Kansas operating system; in May 1995, the Company acquired the Lubbock, Texas operating system; in July 1995, the Company acquired the Lykens/Bucyrus, Ohio, Paragould, Arkansas and Sikeston, Missouri operating systems; and in October 1995, the Company divested the Monroe, Louisiana and Milano, Texas operating systems. The Champaign, Illinois acquisition did not become effective for accounting purposes until January 16, 1996. The Company's acquisition of the aforementioned six operating systems during 1995 contributed $3,074 to 1995 revenues.The Company acquired the Milano, Texas and Lindsay, Oklahoma operating systems during December 1994. These acquisitions did not materially contribute to revenues during 1994.

SYSTEMS OPERATIONS.   Systems operations include programming costs, channel
lease payments, transmitter site and tower rentals, cost of program guides and certain repairs and maintenance expenditures. Programming costs (with the exception of minimum payments), cost of program guides and channel lease payments (with the exception of certain fixed payments) are variable expenses which increase as the number of subscribers increases. Systems operations expense was $4,893 in 1995, $762 in 1994 and $321 in 1993. As a percentage of revenues, systems operations expense was 32% in 1995, 34% in 1994 and 37% in 1993. The decrease in systems operations expense as a percentage of revenue was due to revenue increases from 1993 to 1995 (as previously discussed) and the semi-fixed nature of the Company's systems operations expense.

SELLING, GENERAL AND ADMINISTRATIVE.   The Company has experienced increasing
selling, general and administrative expenses ("SG&A") since its inception as a result of its increasing wireless cable activities and associated administrative costs, including costs related to opening and maintaining additional offices, additional accounting and support costs and additional compensation expense. SG&A was $11,887 in 1995, $4,183 in 1994 and $647 in 1993. As discussed more fully in Note 1 of the notes to the consolidated financial statements, the Company changed, effective January 1, 1995, its method of accounting for the direct costs and installation fees related to subscriber installations. The increase in SG&A from 1994 to 1995 is principally due to an increase in the Company's corporate and executive staff to support the Company's overall growth, increased advertising costs to support the Company's subscriber growth, and, to a lesser extent, increased costs associated with property and casualty insurance, group health insurance and property taxes.The increase in SG&A from 1993 to 1994 is principally due to the commencement of the direct payment of compensation to certain of the Company's executive officers who had previously served as consultants, the addition of personnel, and, to a lesser extent, bonuses to management and employees, implementation of a group health insurance plan and the expenses of being a public company.

DEPRECIATION AND AMORTIZATION.   Depreciation and amortization expense includes
depreciation of systems and equipment and amortization of license and leased license investment and the excess of cost over fair value of net assets acquired. Depreciation and amortization expense was $6,234 in 1995, $1,098 in 1994 and $138 in 1993. As discussed more fully in Note 1 of the notes to the consolidated financial statements, the Company changed, effective January 1, 1995, its method of accounting for the direct costs and installation fees related to subscriber installations. The increases in depreciation expense from 1993 to 1995 were due to additional systems and equipment in connection with the launch of 17 systems during 1995 and six systems during 1994 and increased amortization expense on license and leased license investment of systems in operation and excess of cost over fair value of net assets acquired related to the acquisition of wireless cable channel rights and the acquisition of minority interests in certain subsidiaries of the Company.

OPERATING LOSS.   The Company generated operating losses of $7,714 during 1995,
$3,814 during 1994 and $237 during 1993. EBITDA was negative $1,480 for 1995, negative $2,716 for 1994 and negative $99 for 1993. As previously discussed, the increases in the Company's operating loss and negative EBITDA from 1993 to 1995 was primarily due to increased SG&A at the corporate level, partially offset by increases in revenue. Increased depreciation and amortization expense from 1993 to 1995 also contributed





                    Heartland Wireless Communications, Inc.

to the increases in the Company's operating losses during these periods. Furthermore, initial operating losses associated with the launch of 17 markets in 1995 and six markets in 1994 also contributed to the Company's operating losses and negative EBITDA during 1995 and 1994.

INTEREST INCOME.   Interest income was $2,860 in 1995, $380 in 1994 and $10 in
1993. The increased interest income from 1994 to 1995 was due to higher average cash equivalents subsequent to the Company's private placement of 13% Senior Notes due 2003 (the "Senior Notes") in April 1995. The increased interest income from 1993 to 1994 relates to interest earned on the Company's cash equivalents since its initial public offering.

INTEREST EXPENSE.   The Company incurred interest expense of $13,717 in 1995,
$590 in 1994 and $83 in 1993 due to increases in borrowed funds. Interest expense during 1995 included (i) non-cash interest of $3,723 related to interest on the Company's 9% Convertible Subordinated Discount Notes and (ii) interest expense on the Company's Senior Notes since April 26, 1995. Interest expense during 1994 included (i) non-cash interest of $301 related to one month's interest on the Company's 9% Convertible Subordinated Discount Notes,
(ii) interest expense on bridge financing provided by Internationale Nederlanden (U.S.) Capital Corporation and (iii) interest expense on short-term borrowings that were repaid in connection with the Company's initial public offering in April 1994.

EQUITY IN LOSSES OF AFFILIATES.   As discussed more fully in Note 8 of the
notes to the consolidated financial statements, the Company had equity in losses of affiliates of $1,369 in 1995 and $387 in 1994. Equity in losses of affiliates during 1995 primarily represents losses from Wireless One, Inc. in which the Company has an approximate 26% interest. The Company acquired its interest in Wireless One, Inc. in October 1995. Equity in losses of affiliates during 1994 represent losses from RuralVision Joint Venture in which the Company had a 50% interest. The Company ceased to be a joint venturer in RuralVision Joint Venture during May 1995.

OTHER EXPENSES.   Other expenses are comprised of minority interests in the net earnings of subsidiaries, dividends on preferred stock of certain subsidiaries and other non-operating expenses offset by other non-operating income. In 1995, the Company incurred $247 of other expenses, of which $241 relates to non-operational settlement charges between the Company and an unaffiliated third party and $21 relates to dividends on preferred stock of certain subsidiaries. During 1994, the Company incurred $227 of other expenses, of which $206 consisted of a recapitalization charge relating to costs incurred in connection with a rescinded offering of securities and $21 relates to minority interest owners' share of net earnings in subsidiaries and dividends on preferred stock of certain subsidiaries. In 1993, the Company incurred $96 of other expenses, of which $57 consisted of a charge relating to a settlement with a formerly affiliated installation company and $35 relates to minority interest owners' share of net earnings in subsidiaries and dividends on preferred stock of certain subsidiaries.

INCOME TAX BENEFIT.   As discussed more fully in Note 6 of the notes to the
consolidated financial statements, the Company recognized income tax benefits related to the Company's net losses of $4,285 for 1995 and $1,595 for 1994. The Company did not recognize any income tax benefit during 1993. The Company recognizes income tax benefits to the extent of future reversals of existing taxable temporary differences.

NET LOSS.   The Company has recorded net losses since inception. The Company incurred net losses of $15,902 or $1.34 per share during 1995, $3,043 or $0.30 per share during 1994 and $406 or $0.05 per share during 1993. As previously discussed, although the Company's total revenue increased 586% from 1994 to 1995 and 157% from 1993 to 1994, due to initial operating losses associated with the launch of 17 markets during 1995 and six markets during 1994, increased SG&A, increased deprecation and amortization expense and increased interest expense, the Company's net losses have increased from 1993 to 1995. The Company expects to continue to incur net losses in 1996 and beyond.





                    Heartland Wireless Communications, Inc.

LIQUIDITY AND CAPITAL RESOURCES
(in thousands, except per share, system, subscriber and per subscriber data)

The wireless cable television business is a capital intensive business. Since inception, the Company has expended funds to lease or otherwise acquire channel rights in various markets and systems in operation, to construct operating systems and to finance initial system operating losses. To date, the primary sources of capital for the Company have been from the sale of the Company's common stock, debt financings and the sale of wireless cable channel rights that are not part of the Company's strategic plan. The Company intends to expand its 38 existing systems, continue to launch additional wireless systems and lease or otherwise acquire channel rights in various markets.

    The Company estimates that a launch of a wireless cable system in a typical market (assuming an initial programming package of 12 channels) will involve the initial expenditure of approximately $750 to $900 for wireless cable system transmission equipment and tower construction and incremental installation costs of approximately $395 to $435 per subscriber for equipment, labor, overhead charges and direct commission. Other launch costs include the cost of securing adequate space for marketing and warehouse facilities, as well as costs related to employees. As a result of these costs, operating losses are likely to be incurred by a system during the start-up period. Subsequent additions of transmission equipment to enhance the channel offering of the system will approximate $400, but may vary depending upon the power of the transmission equipment.

    Cash used in operations was $6,474 in 1995 versus cash provided by operations of $711 in 1994 and cash used in operations of $107 in 1993. The increase in cash consumed by operating activities during 1995 as compared to 1994 was primarily due to initial operating losses associated with the launch of 17 systems in 1995 and, as previously discussed, increases in SG&A to support the Company's overall growth. These uses of cash during 1995 were partially offset by a $13,071 increase in revenue from 1994 to 1995. The increase in cash provided by operations during 1994 as compared to 1993 was primarily due to improved working capital management and, as previously discussed, a $1,360 increase in revenue from 1993 to 1994. These sources of cash during 1994 were partially offset by initial operating losses associated with the launch of six systems in 1994 and, as previously discussed, increases in SG&A.

    Cash used in investing activities was $96,703 in 1995, $46,500 in 1994 and $5,141 in 1993. Cash used in investing activities during 1995, 1994 and 1993 principally relates to the construction of additional operating systems, the acquisition and installation of subscriber receive-site equipment, the upgrade of transmission equipment in certain markets and the acquisition of certain wireless cable channel rights in other markets. As discussed more fully in Note 8 and Note 12 of the notes to the consolidated financial statements, cash used in investing activities during 1995 also included the Company's additional investment in RuralVision Joint Venture, the acquisition of certain wireless cable assets from RuralVision Joint Venture and Cross Country Wireless, Inc. and payments made in connection with the CableMaxx, AWS and TechniVision Acquisitions (as hereinafter defined), which were consummated on February 23, 1996. In addition, as discussed more fully in Note 3 of the notes to the consolidated financial statements, cash used in investing activities during 1995 included purchases of debt securities which represent proceeds from the sale of Senior Notes placed in escrow for the payment of interest on the Senior Notes. The above-listed uses of cash during 1995 were partially offset by the sale of debt securities for the payment of interest on the Senior Notes, the sale of certain wireless cable channel rights and the repayment of $10,000 of notes from Wireless One, Inc. As discussed more fully in Note 8 of the notes to the consolidated financial statements, cash used in investing activities during 1994 also included the Company's investment in RuralVision Joint Venture and the acquisition of certain wireless cable assets from RuralVision Joint Venture.

    Cash used in operating and investing activities during 1995 was financed principally through the net proceeds from the sale of Senior Notes and, as discussed more fully in Note 8 of the notes to the consolidated financial statements, the issuance of common stock. Cash used in investing activities during 1994 was financed principally through cash provided by operating activities, the net proceeds of the Company's initial public offering and the sale of convertible notes to Jupiter Partners L.P. Cash used in operating and investing activities during 1993 was financed principally through borrowings, sales of minority interests in subsidiaries and an investment in common stock by Hunt Capital Group, L.L.C. As a result of the above-mentioned factors, cash provided by financing activities was $114,334 in 1995, $56,960 in 1994 and $5,898 in 1993.

    Due to the above discussed factors, at December 31, 1995, the Company had $23,143 of cash-on-hand, compared to $11,986 at December 31, 1994. As discussed more fully in Note 12 of the notes to the consolidated financial statements, on February 23, 1996,





                    Heartland Wireless Communications, Inc.

the Company acquired CableMaxx, Inc. and American Wireless Systems, Inc. together with substantially all of the assets of Fort Worth Wireless Cable T.V. Associates, Wireless Cable TV Associates #38 and certain of the wireless cable television assets of Three Sixty Corp., formerly TechniVision, Inc. (collectively, the "CableMaxx, AWS and TechniVision Acquisitions"). In connection with the CableMaxx, AWS and TechniVision Acquisitions, the Company assumed approximately $20,000 in obligations of which, $14,988 had been paid as of March 1, 1996. In addition, as discussed more fully in Note 12 of the notes to the consolidated financial statements, on February 23, 1996, the Company, CAI Wireless Systems, Inc. ("CAI") and CS Wireless Systems, Inc., a Delaware corporation and wholly owned subsidiary of CAI ("CS Wireless"), consummated a transaction (the "CS Wireless Transaction") pursuant to which the Company or its subsidiaries and CAI or its subsidiaries contributed certain wireless cable assets and related liabilities to CS Wireless. In connection with the CS Wireless Transaction, the Company has received approximately $53,300 in cash, $15,000 in notes and approximately 35% of the outstanding common stock of CS Wireless.

    As a result of the transactions occurring on February 23, 1996, the incurrence of capital expenditures to construct operating systems and the financing of operating losses, the Company had approximately $50,000 of cash-on-hand at March 1, 1996.

    Under its current plans, the Company expects that it will incur capital expenditures of approximately $75,000 during 1996 for system construction, development, launch and expansion activities. The Company currently expects to launch an aggregate of approximately 25 to 30 systems during 1996. In addition, as discussed more fully in Note 10 of the notes to the consolidated financial statements, the Company may have to pay additional amounts related to the Federal Communications Commission's "Basic Trading Area" auction. Notwithstanding potential acquisitions, the Company does not anticipate any other material capital requirements during 1996 and the Company believes that its cash-on-hand and cash flow from operations will be adequate to fund its operations through the end of 1996.

    The Company expects to continue to incur significant capital expenditures in 1997 and beyond in connection with its system construction, development, launch and expansion activities. These activities may be financed in whole or in part directly by the Company and/or by its existing or future subsidiaries, through debt or equity financings, joint ventures or other arrangements. As in the past, the Company may also finance its system construction, development, launch and expansion activities or the acquisition of additional markets through the sale and/or exchange of its existing portfolio of wireless cable channel rights. Although the Company believes that cash provided by operating activities, the sale of wireless cable channel rights that are not a part of the Company's current strategic plan and proceeds from additional public or private debt or equity offerings will be sufficient for the Company to complete its planned system construction, development, launch and expansion activities in 1997 and beyond, there can be no assurance that the Company will achieve positive cash flow from operations, that the Company will consummate the sale of certain wireless cable channel rights or that sufficient debt or equity financing will be available on satisfactory terms and conditions, if at all. Failure to obtain such additional funds could adversely affect the growth and cash flow of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not believe that its adoption of Statement of Financial Accounting Standards No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," during 1996 will have a significant effect on its financial position or results of operations.

    The Company does not plan to adopt the fair value-based measurement methodology for employee stock options contemplated by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, this Standard is not expected to have a significant effect on the Company's financial position or results of operations.





                    Heartland Wireless Communications, Inc.

FUTURE OPERATING RESULTS

The Company's future revenues and profitability are difficult to predict due to a variety of risks and uncertainties, including (i) business conditions and growth in the Company's existing markets, (ii) the successful launch of systems in new markets, (iii) the Company's existing indebtedness and need for additional financing to fund subscriber growth and system development, (iv) government regulation, including FCC regulations, (v) the Company's dependence on channel leases, (vi) the successful integration of future acquisitions and
(vii) numerous competitive factors, including alternative methods of distributing and receiving television transmissions.

    The Company expects to continue its subscriber growth and launch additional systems. Increases in revenues and subscribers are anticipated for 1996; however, the rate of increase cannot be estimated with precision or certainty. Heartland believes that SG&A and depreciation and amortization expense will continue to increase to support overall growth.

    Because of the foregoing uncertainties affecting the Company's future operating results, past performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods. In addition, the Company's participation in a highly dynamic industry often results in significant volatility in the price of the Company's common stock.





                    Heartland Wireless Communications, Inc.

INDEPENDENT AUDITORS' REPORT
The Board of Directors
Heartland Wireless Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Heartland Wireless Communications, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland Wireless Communications, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in note 1(d) to the consolidated financial statements, the Company changed its method of accounting for the direct costs and installation fees related to subscriber installations in 1995.



/s/ KPMG PEAT MARWICK LLP
KPMG Peat Marwick LLP
Dallas, Texas
March 8, 1996





                    Heartland Wireless Communications, Inc.

CONSOLIDATED BALANCE SHEETS
December 31, 1995 and 1994
(in thousands, except share data)

Assets
- ------------------------------------------------------------------------------------------------
                                                                            1995         1994
                                                                         ----------   ----------
Current assets:
    Cash and cash equivalents                                            $   23,143   $   11,986
    Restricted assets - investment in debt securities (note 3)               12,324            -
    Subscriber receivables, net of allowance for doubtful
         accounts of $961 in 1995 and $123 in 1994                            2,544          219
    Prepaid expenses and other                                                1,583          830
    Note receivable (note 8)                                                      -        2,000
    Assets held for sale (note 8)                                             2,200       12,500
                                                                         ----------   ----------
             Total current assets                                            41,794       27,535
                                                                         ----------   ----------

Investments in affiliates, at equity (note 8)                                14,077       12,044
Systems and equipment, net (notes 2 and 8)                                   60,649       16,765
License and leased license investment, net of accumulated
    amortization of $1,095 in 1995 and $180 in 1994 (note 8)                 60,421       16,740
Excess of cost over fair value of net assets acquired, net of
    accumulated amortization of $283 in 1995 and $81 in 1994 (note 4)         4,411        2,565
Restricted assets - investment in debt securities (note 3)                    6,415            -
Other assets, net (note 12)                                                  17,638        2,272
                                                                         ----------   ----------
                                                                         $  205,405   $   77,921
                                                                         ==========   ==========

Liabilities and Stockholders' Equity
- ------------------------------------------------------------------------------------------------
Current liabilities:
    Accounts payable                                                     $    6,863   $    3,840
    Accrued expenses and other liabilities                                    3,345        1,062
    Current portion of long-term debt (note 3)                                  765           20
                                                                         ----------   ----------
             Total current liabilities                                       10,973        4,922
                                                                         ----------   ----------
Long-term debt, less current portion (note 3)                               140,887       40,486
Deferred income taxes (note 6)                                                1,628        1,046
Minority interests in subsidiaries (note 4)                                     229        1,386

Stockholders' equity (note 5):
    Common stock, $.001 par value; authorized 50,000,000 shares,
         issued 12,611,131 shares in 1995 and 11,109,280 shares in 1994          13           11
    Additional paid-in capital                                               71,165       33,658
    Accumulated deficit                                                     (19,490)      (3,588)
                                                                         ----------   ----------
             Total stockholders' equity                                      51,688       30,081

Commitments and contingencies (notes 7 and 10)
                                                                         $  205,405   $   77,921
                                                                         ==========   ==========

See accompanying notes to consolidated financial statements.





                    Heartland Wireless Communications, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
Three years ended December 31, 1995
(in thousands,except share data)

                                                                            1995         1994        1993
                                                                         ----------   ----------  ----------
Revenues                                                                 $   15,300   $    2,229  $      869
                                                                         ----------   ----------  ----------
Operating expenses:
    Systems operations                                                        4,893          762         321
    Selling, general and administrative                                      11,887        4,183         647
    Depreciation and amortization                                             6,234        1,098         138
                                                                         ----------   ----------  ----------
         Total operating expenses                                            23,014        6,043       1,106
                                                                         ----------   ----------  ----------
         Operating loss                                                      (7,714)      (3,814)       (237)

Other income (expense):
    Interest income                                                           2,860          380          10
    Interest expense                                                        (13,717)        (590)        (83)
    Equity in losses of affiliates (note 8)                                  (1,369)        (387)          -
    Other expense, net (note 9)                                                (247)        (227)        (96)
                                                                         ----------   ----------  ----------
         Total other income (expense)                                       (12,473)        (824)       (169)
                                                                         ----------   ----------  ----------
         Loss before income taxes                                           (20,187)      (4,638)       (406)
Income tax benefit (note 6)                                                   4,285        1,595           -
                                                                         ----------   ----------  ----------
         Net loss                                                        $  (15,902)  $   (3,043) $     (406)
                                                                         ==========   ==========  ==========
Net loss per common share                                                $    (1.34)  $     (.30) $     (.05)
                                                                         ==========   ==========  ==========

See accompanying notes to consolidated financial statements.





                    Heartland Wireless Communications, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Three years ended December 31, 1995
(in thousands, except share data)

                                                                  Common Stock        Additional
                                                             ----------------------     paid-in  Accumulated
                                                               Shares      Amount       capital    deficit      Total
                                                             ----------  ----------   ----------  ----------  ----------
Balance, December 31, 1992                                    8,000,000  $        8   $    1,135  $     (139) $    1,004

Formation of Heartland Wireless
    Communications, Inc. (note 1)                                     -           -        3,000           -       3,000

Equity transactions of subsidiaries (note 4)                          -           -          808           -         808

Other (note 9)                                                        -           -           87           -          87

Net loss                                                              -           -            -        (406)       (406)
                                                             ----------  ----------   ----------  ----------  ----------
Balance, December 31, 1993                                    8,000,000           8        5,030        (545)      4,493

Issuance of common stock pursuant
    to initial public offering (note 5)                       2,415,000           2       22,350           -      22,352

Issuance of common stock for minority
    interest acquisitions (note 4)                              694,280           1        6,278           -       6,279

Net loss                                                              -           -            -      (3,043)     (3,043)
                                                             ----------  ----------   ----------  ----------  ----------
Balance, December 31, 1994                                   11,109,280          11       33,658      (3,588)     30,081

Issuance of common stock for minority
    interest acquisitions (note 4)                              338,121           1        5,263           -       5,264

Issuance of common stock for
    acquisitions (note 8)                                     1,122,730           1       21,999           -      22,000

Issuance of warrants (note 3)                                         -           -        4,200           -       4,200

Exercise of stock options                                        41,000           -          396           -         396

Gain on equity investment attributed to
    initial public offering of affiliate, net
    of taxes of $3,318 (note 8)                                       -           -        5,649           -       5,649

Net loss                                                              -           -            -     (15,902)    (15,902)
                                                             ----------  ----------   ----------  ----------  ----------
Balance, December 31, 1995                                   12,611,131  $       13   $   71,165  $  (19,490) $   51,688
                                                             ==========  ==========   ==========  =========== ==========

See accompanying notes to consolidated financial statements.





                    Heartland Wireless Communications, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three years ended December 31, 1995
(in thousands)

                                                                            1995         1994        1993
                                                                         ----------   ----------  ----------
Cash flows from operating activities:
    Net loss                                                             $  (15,902)  $   (3,043) $     (406)
    Adjustments to reconcile net loss to net cash
         provided by (used in) operating activities:
             Depreciation and amortization                                    6,234        1,098         138
             Deferred income tax benefit                                     (4,285)      (1,595)          -
             Debt accretion and debt issuance cost amortization               4,467          301           -
             Equity in losses of affiliates                                   1,369          387           -
             Other                                                              (43)         (16)         65
    Changes in assets and liabilities:
             Subscriber receivables                                          (2,109)         (57)        (68)
             Inventories                                                          -            -        (251)
             Prepaid expenses and other                                        (955)        (656)       (395)
             Accounts payable, accrued expenses and
                 other liabilities                                            4,750        4,292         810
                                                                         ----------   ----------  ----------
                     Net cash provided by (used in) operating activities     (6,474)         711        (107)
                                                                         ----------   ----------  ----------
Cash flows from investing activities:
    Investment in affiliate                                                  (5,426)     (12,431)          -
    Distribution from affiliate                                              10,000            -           -
    Proceeds from assets held for sale                                        3,423            -           -
    Purchases of systems and equipment                                      (43,151)     (12,415)     (2,072)
    Expenditures for license and leased license investment                   (2,883)      (3,354)     (3,069)
    Purchases of debt securities                                            (24,120)           -           -
    Proceeds from sales of debt securities                                    5,380            -           -
    Acquisitions, net of cash acquired                                      (38,723)     (16,300)          -
    Issuance of notes receivable                                               (250)      (2,000)          -
    Other                                                                      (953)           -           -
                                                                         ----------   ----------  ----------
                     Net cash used in investing activities                  (96,703)     (46,500)     (5,141)
                                                                         ----------   ----------  ----------
Cash flows from financing activities:
    Proceeds from issuance of common stock and warrants                      24,596       22,352       2,000
    Proceeds from long-term debt                                             95,800       40,150           -
    Payment of debt issuance costs                                           (5,948)      (2,395)          -
    Proceeds from minority interest owners                                        -            -       1,553
    Purchase of minority interests                                                -       (1,609)          -
    Proceeds from short-term borrowings and notes payable                     3,070       10,409       2,992
    Payments on short-term borrowings and notes payable                      (3,243)     (11,947)       (400)
    Other                                                                        59            -        (247)
                                                                         ----------   ----------  ----------
                 Net cash provided by financing activities                  114,334       56,960       5,898
                                                                         ----------   ----------  ----------
Net increase in cash and cash equivalents                                    11,157       11,171         650
Cash and cash equivalents at beginning of period                             11,986          815         165
                                                                         ----------   ----------  ----------
Cash and cash equivalents at end of period                               $   23,143   $   11,986  $      815
                                                                         ==========   ==========  ==========
Cash paid for interest                                                   $    6,362   $      297  $       67
                                                                         ==========   ==========  ==========

See accompanying notes to consolidated financial statements.





                    Heartland Wireless Communications, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three years ended December 31, 1995
(tables in thousands, except per share data)

(1) GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a)  DESCRIPTION OF BUSINESS   Heartland Wireless Communications, Inc. (the
         "Company") develops, owns and operates wireless cable television systems. The Company has wireless cable channel rights primarily in small to mid-size markets located in the central United States. The Company has systems in operation in 38 markets as of March 1, 1996. Systems in other markets are currently under construction and development by the Company.

    (b)  PRINCIPLES OF CONSOLIDATION   The consolidated financial statements
         include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany balances and transactions between the entities have been eliminated in consolidation.

             The Company was formed in October 1993 to succeed to the wireless cable businesses previously conducted by two of the current principal stockholders of the Company. The two stockholders contributed their ownership in all capital stock of entities engaged in the wireless cable businesses, including Wireless Communications, Inc. ("WCI") which was formed in September 1990. In addition, the stockholders agreed to lease all other wireless cable channel lease rights controlled by them to the Company and grant to the Company an option to purchase such channel rights at a nominal cost. The formation of the Company and consolidation of the existing wireless cable businesses has been accounted for as a combination of entities under common control in a manner similar to a pooling of interests. Accordingly, the Company's results of operations for periods prior to its formation include the results of operations of all wireless cable businesses previously conducted, either directly or indirectly, through various controlled entities of the stockholders, including WCI.

    (c)  INVESTMENTS IN DEBT SECURITIES   Investments in debt securities at
         December 31, 1995 consist of U.S. Treasury Notes which mature periodically through April 1997. The Company has the ability and intent to hold these investments until maturity and, accordingly, has classified these investments as held-to-maturity investments. Held-to-maturity investments are recorded at amortized cost, adjusted for amortization of premiums or discounts. Premiums and discounts are amortized over the life of the related held-to-maturity investment as an adjustment to yield using the effective interest method. A decline in market value of the Company's investments below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the investment is established.

    (d)  SYSTEMS AND EQUIPMENT   Systems and equipment are stated at cost and
         include the cost of transmission equipment as well as subscriber installations. In the third quarter of 1995, the Company changed, effective January 1, 1995, its method of accounting for the direct costs and installation fees related to subscriber installations to achieve a better matching of its revenues and expenses. Pursuant to the change, the Company's policy is to capitalize the excess of direct costs of subscriber installations over installation fees. These direct costs include reception materials and equipment on subscriber premises, installation labor and overhead charges, and direct commissions. Such capitalized costs are amortized on a subscriber-by-subscriber basis over the useful life of the asset for the recoverable portion of such costs and the estimated average subscription term (presently six years) for the nonrecoverable portion of such costs. Any unamortized balance of the non-recoverable portion of the cost of a subscriber installation is fully depreciated upon subscriber disconnect and the related cost and accumulated depreciation are removed from the balance sheet.

             Prior to the accounting change, the Company's policy was to expense all direct commissions associated with subscriber installations and to recognize as revenue all installation fees to the extent of selling costs (including direct commissions) incurred to obtain subscribers. Historically, such selling costs have exceeded installation fees. In addition, upon subscriber disconnect, the Company continued to depreciate the full capitalized installation cost subsequent to the disconnection. The Company has not presented the cumulative effect of the change in accounting because the effect of this change on periods prior to January 1, 1995 was not material. In addition, the results of operations for any prior annual period would not differ materially from results under the new method of accounting. The effect of this change on the year ended December 31, 1995 was to decrease net loss by approximately $1.1 million ($.09 per common share).

             Depreciation and amortization of systems and equipment are recorded on a straight-line basis for financial reporting purposes over useful lives ranging from six to 10 years. Repair and maintenance costs are charged to expense when incurred; renewals and betterments are capitalized.





                    Heartland Wireless Communications, Inc.

             Equipment awaiting installation consists primarily of accessories, parts and supplies for subscriber installations and is stated at the lower of average cost or market.

    (e)  LICENSE AND LEASED LICENSE INVESTMENT   License and leased license
         investment includes costs incurred to acquire or develop wireless cable channel rights. Costs incurred to acquire or develop channel rights issued by the Federal Communications Commission ("FCC") are deferred and amortized ratably over estimated useful lives of 20 years beginning with inception of service in each respective market. As of December 31, 1995, approximately $31 million of the license and leased license investment was not yet subject to amortization. The Company periodically evaluates the recoverability of the license and leased license investment with respect to each market as well as the amortization period based on management's estimate of the fair value of each market to determine whether current circumstances warrant adjustments to the carrying amounts or a revised estimate of the useful life.

    (f)  INVESTMENTS IN AFFILIATES   The Company uses the equity method of
         accounting for investments in affiliates where the ability to exercise significant influence over such entities exists.

    (g)  REVENUE RECOGNITION   Revenues from subscribers are recognized in the
         period of service. Revenues from the sale of subscriber premises equipment are recognized upon delivery of such equipment to a subscriber (none in 1995, $238,000 in 1994 and $213,000 in 1993).

    (h)  SYSTEMS OPERATIONS   Systems operations expenses consist principally
         of programming fees, channel lease costs, tower rental and other costs of providing services.

    (i)  INCOME TAXES   Deferred income taxes are recognized for the tax
         consequences in future years of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

    (j)  SALES OF SUBSIDIARY AND AFFILIATE STOCK   Gains and losses from the
         sales of stock by the Company's majority-owned subsidiaries and affiliates accounted for using the equity method are recognized as equity transactions in consolidation.

    (k)  NET LOSS PER COMMON SHARE   Net loss per common share is based on the
         net loss applicable to the weighted average number of common shares outstanding of 11,866,000 for the year ended December 31, 1995, 10,041,000 for the year ended December 31, 1994 and 8,000,000 for the year ended December 31, 1993. The weighted average number of common shares outstanding in 1994 and 1993 gives retroactive effect to an 8,000-for-1 split of the Company's common stock (see note 5).

             Shares issuable upon exercise of stock options, warrants and convertible debt are antidilutive and have been excluded from the calculation. Fully-diluted loss per common share is not presented as it would not materially differ from primary loss per common share.

    (l)  STATEMENTS OF CASH FLOWS   The Company considers all highly liquid
         investments purchased with original maturities of three months or less to be cash equivalents.

             During the years ended December 31, 1993 and 1995, the Company had noncash investing and financing activities. During the year ended December 31, 1993, the Company acquired certain systems and equipment by assuming notes payable in the amount of $388,000, certain individuals contributed assets and services in the amount of $96,000 in exchange for common and preferred stock in certain of the Company's subsidiaries, and stockholders of the Company contributed certain equipment and channel rights in the amount of $115,000. During the year ended December 31, 1995, the Company entered into capital leases and noncompetition agreements of $872,000 and $315,000, respectively.





                    Heartland Wireless Communications, Inc.

    (m)  USE OF ESTIMATES   The preparation of financial statements in
         conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) SYSTEMS AND EQUIPMENT

    Systems and equipment consists of the following at December 31, 1995 and 1994:


                                                                1995        1994
                                                             ----------  ----------
         Equipment awaiting installation                     $   10,052  $    3,034
         Subscriber premises equipment and installation costs    30,437       6,582
         Transmission equipment and system construction costs    22,180       7,351
         Office furniture and equipment                           2,054         407
         Buildings and leasehold improvements                       423         145
                                                             ----------  ----------
                                                                 65,146      17,519
         Accumulated depreciation and amortization                4,497         754
                                                             ----------  ----------
                                                             $   60,649  $   16,765
                                                             ==========  ==========

         As of December 31, 1995, equipment awaiting installation and approximately $2.5 million of transmission equipment and system construction costs were not yet subject to depreciation.

(3) LONG-TERM DEBT

    Long-term debt at December 31, 1995 and 1994 consists of the following:

                                                                1995        1994
                                                             ----------  ----------
         Convertible Notes                                   $   44,174  $   40,451
         Senior Notes                                            96,010           -
         Other notes payable                                      1,468          55
                                                             ----------  ----------
                                                                141,652      40,506
         Less current portion                                       765          20
                                                             ----------  ----------
                                                             $  140,887  $   40,486
                                                             ==========  ==========

    On November 30, 1994, the Company consummated the private placement of $40.2 million in gross proceeds of 9% Convertible Subordinated Discount Notes (the "Convertible Notes") pursuant to the terms of a Note Purchase Agreement. The Convertible Notes accrete at a rate of 9% compounded semiannually, to an aggregate principal amount of $62.4 million at November 30, 1999. Thereafter, interest accrues at the rate of 9% per annum and is payable semiannually from November 30, 1999 or earlier upon the occurrence of a Material Default (as defined in the Note Purchase Agreement). The Convertible Notes mature on November 1, 2004 and are subordinated as to all existing and future indebtedness of the Company other than indebtedness that is expressly subordinated to the Convertible Notes.

         At the option of a holder, the Convertible Notes are convertible into common stock of the Company at $15.34 per share (the "Conversion Price"). The Convertible Notes are redeemable at the option of the Company at any time on or after November 30, 1999 at 100% of the principal amount at maturity plus accrued and unpaid interest. However, such redemption right is only available if the market price of the Company's common stock exceeds 150% of the Conversion Price for a specified trading period.

         In April 1995, the Company consummated a private placement of 100,000 units (the "Units") consisting of $100 million aggregate principal amount of 13% Senior Notes due 2003 (the "Senior Notes") and 600,000 warrants to purchase an equal number of shares of common stock at an exercise price of $19.525 per share. For financial reporting purposes, the warrants were valued at $4.2 million. The warrants are exercisable beginning April 1996 and expire in April 2000. The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after April 15, 1999 at redemption prices ranging from 105.6% to 100% of par. Interest on the Senior Notes is payable semiannually. The Company placed approximately $24.1 million of the net proceeds realized





                    Heartland Wireless Communications, Inc.

    from the sale of the Units into an escrow account for the payment of two years of interest on the Senior Notes. The amounts placed in the escrow account have been invested in U.S. Treasury Notes.

         In connection with the issuance of the Senior Notes, the Company agreed, among other things, to file within 30 days of the issue date a registration statement with the Securities and Exchange Commission with respect to an offer to exchange new notes registered under the Securities Act of 1933 for the Senior Notes, which new notes will be identical in all respects to the Senior Notes, except that the new notes will not contain terms with respect to transfer restrictions and to cause such registration statement to become effective within 120 days of the issue date. As of December 31, 1995, the Company had not caused such registration statement to become effective. As a result, subsequent to August 24, 1995, the Company has been required to pay additional interest on the outstanding Senior Notes. The amount of additional interest increased by an additional 0.50% per annum for each subsequent 90-day period until the Company complied with such obligations. A registration statement with respect to the Senior Notes became effective on February 12, 1996, at which time additional interest ceased to accrue on the Senior Notes.

         The Senior Notes and Convertible Notes contain covenants that, among other things, prohibit or limit the ability of the Company and its subsidiaries to pay dividends, to sell or lease channel rights, to make certain acquisitions and incur certain indebtedness.

         Between September 12, 1995 and September 29, 1995, the Company engaged in the solicitation of consents from the holders of the Senior Notes to amend certain provisions of the indenture to permit the Company to consummate the Wireless One Transaction, the Transactions and the CS Wireless Transaction (as hereinafter defined) and additionally amend certain definitions and covenants. The proposed amendments to the indenture received approval of approximately 95.5% in aggregate principal amount of the Senior Notes and became effective as of October 2, 1995 upon the execution of a supplemental indenture. The Company paid an aggregate of $955,000 to consenting holders in October 1995.

         Aggregate maturities of long-term debt as of December 31, 1995 for the five years ending December 31, 2000 are as follows: 1996 - $765,000; 1997
    - $302,000; 1998 - $271,000; 1999 - $130,000; and 2000 - $-0-.

(4) MINORITY INTERESTS

    In connection with the development of certain wireless cable television markets, the Company sold stock in certain of its subsidiary companies principally for cash. Total consideration received from the sales of subsidiary stock amounted to approximately $1.6 million in 1993. In addition to providing a portion of the cash necessary for market development, the sales of subsidiary stock were intended to provide for local community involvement and ownership in the related wireless cable systems.

         As a result of the sales of subsidiary stock, the Company's investment in majority-owned subsidiaries increased by $808,000 in 1993. Such increase has been recorded by the Company as additional paid-in capital in the accompanying consolidated statements of stockholders' equity. The Company has not provided deferred income taxes on such increase since the Company ultimately expects to recover its investments in the subsidiaries in a tax-free manner.

         In April 1994, the Company acquired all of the outstanding minority ownership interests held by the minority interest owner in six of the Company's majority-owned subsidiaries in exchange for the issuance by the Company of 650,000 restricted shares of common stock. As a result of the acquisition, the six subsidiaries became wholly-owned subsidiaries of the Company. Additionally, at various dates during 1994, the Company acquired minority interests in certain other subsidiaries for an aggregate of approximately $1.6 million in cash and 44,280 restricted shares of common stock. The acquisitions of the minority ownership interests in 1994 were accounted for using the purchase method of accounting. For financial reporting purposes, the total purchase price was approximately $7.9 million and assumed a value per share of $8.93 to $10.75 for the restricted shares. A deferred tax liability of approximately $2.6 million has been recorded for differences between the assigned values and the tax bases of assets and liabilities recognized in the acquisition of the minority interests. A corresponding amount has been recorded as excess of cost over fair value of net assets acquired and will be amortized over a 20-year period.

         In March 1995, the Company issued an aggregate of 304,038 registered shares of common stock in exchange for minority interests in 21 subsidiaries (18 of which are now wholly-owned). The acquisitions of the minority interests in 1995 were accounted for using the purchase method of accounting. For financial reporting purposes, the total purchase price was approximately $5.1 million, including out-of-pocket expenses of approximately $500,000. A deferred tax liability of approximately $1.4 million has been recorded for differences between the assigned values and the tax bases of assets and liabilities recognized in the acquisitions of the minority interests. A corresponding amount has been recorded as excess of cost over fair value of net assets acquired and will be amortized over a 20-year period.





                    Heartland Wireless Communications, Inc.

(5) STOCKHOLDERS' EQUITY

    (a)  CHANGE IN CAPITAL STRUCTURE   In January 1994, the board of directors
         filed a restated certificate of incorporation to increase the number of authorized shares of common stock to 50,000,000, change the common stock from $.01 par to $.001 par value and authorize 10,000,000 shares of preferred stock at $.01 par value per share. In addition, the Company effected an 8,000-for-1 split of its common stock. The consolidated financial statements, including all references to the number of shares of common stock and all per share information, have been adjusted to reflect the common stock split and other changes in the capital structure on a retroactive basis.

    (b)  PUBLIC OFFERING   In April 1994, the Company completed an initial
         public offering of 2,100,000 shares of its common stock. In June 1994, the Company sold an additional 315,000 shares of common stock upon exercise by the underwriters of their over-allotment option. The aggregate net proceeds to the Company were approximately $22.4 million.

    (c)  STOCK OPTIONS   In April 1994, the Company adopted the 1994 Employee
         Stock Option Plan which provides for the granting of options to purchase a maximum of 950,000 shares of common stock. Options may be granted to employees at exercise prices of not less than 100% of the fair market value of the common stock on the date of grant.Options typically vest over a five-year period (although options granted to certain employees were 40% vested upon grant and vest an additional 20% per year over a three-year period) and expire at the end of option periods of not more than seven years.

             During 1994, the Company also adopted the 1994 Stock Option Plan for Non-Employee Directors which provides for the granting of options to purchase a maximum of 50,000 shares of common stock. Generally, each non-employee director will be granted on an annual basis an option to acquire 2,000 shares of common stock at exercise prices equal to the fair market value of the common stock on the date of grant. Options granted generally become exercisable in 25% cumulative annual installments beginning one year from the date of grant and expire at the end of option periods of not more than seven years.

         The following table summarizes the activity in stock options under these plans:

                                                       Number of option shares        Price range
                                                       -----------------------        -----------
         Granted                                                    543            $ 10.50 - 11.125
         Cancelled                                                 (130)           $ 10.50
                                                                   ----
             Outstanding at December 31, 1994                       413            $ 10.50 - 11.125
         Granted                                                    371            $ 14.25 - 22.125
         Exercised                                                  (41)           $ 10.50
                                                                   ----
             Outstanding at December 31, 1995                       743            $ 10.50 - 22.125
                                                                   ====
             Exercisable at December 31, 1995                       281            $ 10.50
                                                                   ====

    As of December 31, 1995, 216,000 shares were available for grant under the stock option plans.

(6) INCOME TAXES

    Income tax benefit of approximately $4.3 million and $1.6 million for the years ended December 31, 1995 and 1994, respectively, consists of a deferred tax benefit.

         Income tax benefit for the years ended December 31, 1995, 1994 and 1993 differed from the amount computed by applying the U.S. federal income tax rate of 35% to loss before income taxes as a result of the following:

                                                                1995        1994         1993
                                                             ----------  ----------   ----------
         Computed "expected" tax benefit                     $   (7,065) $   (1,623)  $     (142)
             Amortization of goodwill                               104          27            -
             Loss for which no tax benefit was recognized         3,190         104          142
             Other                                                 (514)       (103)           -
                                                             ----------  ----------   ----------
                                                             $   (4,285) $   (1,595)  $        -
                                                             ==========  ==========   ==========





                    Heartland Wireless Communications, Inc.

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:

                                                                1995        1994
                                                             ----------  ----------
    Deferred tax assets:
         Net operating loss carryforwards                    $    6,988 $     1,082
         Investments in affiliates                                  841         610
         Other                                                       18       1,073
                                                             ----------  ----------
             Total gross deferred tax assets                      7,847       2,765
         Less valuation allowance                                (3,981)       (791)
                                                             ----------  ----------
             Net deferred tax assets                              3,866       1,974
                                                             ----------  ----------
    Deferred tax liabilities:
         License and leased license investment                   (3,990)     (2,938)
         Systems and equipment                                   (1,504)        (82)
                                                             ----------  ----------
             Total gross deferred tax liabilities                (5,494)     (3,020)
                                                             ----------  ----------
             Net deferred tax liability                      $   (1,628) $   (1,046)
                                                             ==========  ==========

    The net changes in the total valuation allowance for the years ended December 31, 1995 and 1994 were increases of approximately $3.2 million and $183,000, respectively. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon these considerations, the Company has recognized deferred tax assets to the extent such assets can be realized through future reversals of existing taxable temporary differences.

         As of December 31, 1995, the Company has approximately $18.9 million of federal income tax loss carryforwards which expire in years 2008 through 2010.

(7) LEASES

    The Company is dependent on leases with third parties for most of its wireless cable channel rights. Under FCC rules, the base term of each lease cannot exceed the term of the underlying FCC license. FCC licenses for wireless cable channels generally must be renewed every ten years, and there is no automatic renewal of such licenses. The use of such channels by the lessors is subject to regulation by the FCC and, therefore, the Company's ability to continue to enjoy the benefits of these leases is dependent upon the lessors' continuing compliance with applicable regulations. The remaining initial terms of most of the Company's channel leases range from five to 10 years, although certain of the Company's channel leases have initial terms expiring in the next several years. Most of the Company's leases grant the Company a right of first refusal to purchase the channels after the expiration of the lease if FCC rules and regulations so permit, provide for automatic renewal of the lease term upon FCC renewal of the license and/or require the parties to negotiate lease renewals in good faith. Although the Company does not believe that the termination of or failure to renew a single channel lease would adversely affect the Company, several of such terminations or failures in one or more markets that the Company actively serves could have a material adverse effect on the Company. Channel rights lease agreements generally require payments based on the greater of specified minimums or amounts based upon various subscriber levels.

         Payments under the channel rights lease agreements generally begin upon the completion of construction of the transmission equipment and facilities and approval for operation pursuant to the rules and regulations of the FCC. However, for certain leases, the Company is obligated to begin payments upon grant of the channel rights. Channel rights lease expense was approximately $2.1 million, $167,000 and $25,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

         The Company also has certain operating leases for office space, equipment and transmission tower space. Rent expense incurred in connection with other operating leases was $436,000, $205,000 and $42,000 for the years ended December 31, 1995, 1994 and 1993, respectively.





                    Heartland Wireless Communications, Inc.

         Future minimum lease payments due under channel rights leases and other noncancellable operating leases at December 31, 1995 are as follows:

                                                  Channel       Other
                                    Year ending   rights      operating
                                   December 31,   leases       leases
                                   ------------   ------       ------
                                       1996     $    3,102  $     1,120
                                       1997          3,218          924
                                       1998          3,231          806
                                       1999          3,178          682
                                       2000          3,122          303
                                                ----------   ----------
                                                $   15,851   $    3,835
                                                ==========   ==========

(8) INVESTMENTS IN AFFILIATES AND ACQUISITIONS

    In August 1994, RuralVision Joint Venture ("RuralVision Joint Venture"), a newly-formed general partnership in which each of the Company and Cross Country Wireless, Inc. ("Cross Country") had a 50% interest, purchased certain assets (the "RuralVision Assets"), including five operating wireless cable systems and channel rights in approximately 100 markets, from RuralVision Central, Inc. and RuralVision South, Inc. The aggregate purchase price of approximately $50 million for the RuralVision Assets was comprised of a $46 million note bearing interest at the rate of 8% per annum (the "RuralVision Note") and approximately $4 million of acquisition-related costs paid primarily by the Company and Cross Country.

         In December 1994, the Company acquired an operating wireless cable system and wireless cable channel rights in 37 other markets from RuralVision Joint Venture for an aggregate purchase price of $14 million in cash. The Company allocated the purchase price to the assets acquired and liabilities assumed based on the estimated fair values of such assets and liabilities.

         In January 1995, the Company, Cross Country and RuralVision Joint Venture entered into the Venture Distribution Agreement, as a result of which the Company (i) paid an additional $4.32 million in satisfaction of 50% of the remaining balance of the RuralVision Note, (ii) paid $513,000 in satisfaction of 50% of the remaining balance of certain liabilities which RuralVision Joint Venture had assumed, (iii) paid transaction costs of $592,000, and (iv) received a distribution from RuralVision Joint Venture of an operating wireless cable system and wireless cable channel rights in 36 other markets with a carrying amount of approximately $17.4 million. As part of this transaction, the Company granted to Cross Country the right to sell certain remaining RuralVision Joint Venture assets to the Company for $3.25 million in May 1995. Cross Country subsequently exercised its right to sell these assets to the Company and, as a consequence, the Company acquired such markets. In addition, in May 1995, the Company ceased to be a joint venturer in RuralVision Joint Venture.

         Summarized condensed financial information of RuralVision Joint Venture as of December 31, 1994 and for the period from August 19, 1994 (inception) to December 31, 1994 are presented below. The Company's equity in losses of RuralVision Joint Venture in 1995 were not material.

    Assets
    -------------------------------------------------------------------------------
         Current assets, including assets to be sold of $20,000,000      $   20,969
         Systems and equipment                                                6,118
         Leased license investment                                            4,626
                                                                         ----------
                                                                         $   31,713
                                                                         ==========

    Liabilities and Venturers' Equity
    -------------------------------------------------------------------------------
         Current liabilities, including notes payable of $9,000,000      $   10,537
         Venturers' equity                                                   21,176
                                                                         ----------
                                                                         $   31,713
                                                                         ==========

    Statement of Operations
    -------------------------------------------------------------------------------
         Subscription revenues                                           $    1,269
         Operating expenses                                                   2,043
                                                                         ----------
             Net loss                                                    $     (774)
                                                                         ==========





                    Heartland Wireless Communications, Inc.

         In connection with the Company's allocation of the purchase price of the acquisition in December 1994, the Company identified wireless cable channel rights in certain markets which management expected to sell and classified $12.5 million of such assets as assets held for sale as of December 31, 1994. Based on management's analysis of additional assets to be sold that were included in the assets distributed to the Company as part of the January 27, 1995 Venture Distribution Agreement, the assets held for sale increased to $21.5 million. During 1995, losses of $265,000 related to the assets held for sale (consisting primarily of rental expense under channel rights lease agreements) were excluded from the statement of operations and accounted for as an adjustment to the carrying amount of assets held for sale. As of December 31, 1995, the Company has received cash and notes of approximately $11 million related to the assets held for sale and expects to sell the remaining net assets held for sale for their carrying amount of $2.2 million. The remaining portion of assets originally classified as held for sale has been allocated to the net assets of the respective markets based on management's decision to retain such markets.

         In December 1994, the Company acquired an operating wireless cable system in the Lindsay, Oklahoma market for $2.3 million in cash ("the "Lindsay Acquisition"). In May 1995, the Company purchased an operating wireless cable system in the Lubbock, Texas market for approximately $5.4 million in cash (the "Lubbock Acquisition") and wireless cable channel rights in the Tulsa, Oklahoma market for approximately $2 million in cash and forgiveness of a $2 million note receivable (see note 9).

         In July 1995, the Company privately placed 1,029,707 shares of its common stock to RuralVision Joint Venture in exchange for $20 million in cash. Immediately subsequent to the issuance of the shares to RuralVision Joint Venture, the Company acquired substantially all of the remaining assets of RuralVision Joint Venture, consisting primarily of wireless cable systems located in Lykens, Ohio; Paragould, Arkansas; Sikeston, Missouri and channel rights in additional markets located in five states for $20 million in cash (the "Cross Country Acquisition").

         In October 1995, the Company contributed certain assets and related liabilities with respect to two operating wireless cable systems and certain other wireless cable markets in Texas, Louisiana, Alabama, Georgia and Florida to Wireless One, Inc. ("Wireless One") for consideration consisting of approximately 35% of the outstanding common stock of Wireless One and approximately $10 million of notes (the "Wireless One Transaction"). A portion of these assets contributed to Wireless One comprised assets held for sale. In October 1995, Wireless One completed an initial public offering of 3,000,000 shares of its common stock and, concurrently therewith, consummated the sale of $150 million in gross proceeds of 13% Senior Notes due 2003. As a result and pursuant to the merger agreement, Wireless One repaid the $10 million of notes from the proceeds of the offerings. As a result of the initial public offering of Wireless One, the Company's investment in Wireless One increased by approximately $9 million and its ownership interest decreased to approximately 26%. Such increase (net of tax of approximately $3.3 million) has been recorded by the Company as additional paid-in capital in the accompanying consolidated statements of stockholders' equity. The Company's investment in Wireless One as of December 31, 1995 and its equity in losses of Wireless One for the period from October 18, 1995 (date of contribution) to December 31, 1995 amounted to approximately $14.1 million and $1.2 million, respectively.

         The Company allocated the purchase prices of the acquisitions consummated in 1995 and 1994 discussed above to the assets acquired and liabilities assumed based on estimated fair values of such assets and liabilities as follows:

                                                                1995        1994
                                                             ----------  ----------
    Working capital                                          $      858  $       88
    Assets held for sale                                              -      12,638
    Systems and equipment                                         6,784       1,912
    License and leased license investment                        42,452       1,662
                                                             ----------  ----------
         Total purchase price                                $   50,094  $   16,300
                                                             ==========  ==========

    Summarized below is the unaudited pro forma information for the years ended December 31, 1995 and 1994 as if the acquisitions of assets from RuralVision Joint Venture, the minority interest acquisitions (note 4), the Lindsay Acquisition, the Lubbock Acquisition and the Cross Country Acquisition had been consummated as of the beginning of 1995 and 1994. The pro forma information does not purport to represent what the Company's results of operations actually would have been had such transactions or events occurred on the dates specified, or to project the Company's results of operations for any future period.

                                                             Year Ended December 31,
                                                                1995        1994
                                                             ----------  ----------
    Revenues                                                 $   16,584    $  7,702
    Net loss                                                    (17,546)     (6,941)
    Net loss per common share                                     (1.40)       (.56)





                    Heartland Wireless Communications, Inc.

(9) RELATED PARTY TRANSACTIONS

    The Company has had certain advances to and from stockholders and affiliates. As of October 31, 1993, these advances were converted to equity by the Company and the stockholders and affiliates. The net amount of such conversion of $69,000 has been recorded as additional paid-in capital in the accompanying consolidated statements of stockholders' equity. Generally, these amounts arose as a result of advances to and from stockholders and affiliates for borrowings, or for services rendered in connection with the development of wireless cable television systems or acquisition of wireless cable channel rights. Such amounts were noninterest bearing.

         During 1993, an entity owned by a director of the Company was paid $41,000 for consulting services provided in connection with the acquisition of certain wireless cable channel rights. Such amount has been included as part of the license and leased license investment in the accompanying consolidated balance sheets. Additionally, such entity purchased approximately 10% and 5% minority interests, respectively, in two of the Company's subsidiaries for $45,000. During 1995, an entity owned by the same director was paid $44,000 for certain marketing services.

         Subsequent to its formation in 1990, WCI utilized the services of several third-party consultants in conducting its business activities. Consulting services provided by these persons related principally to WCI's acquisition of wireless cable channel rights. In September and October 1993, certain of the persons that provided such consulting services to WCI joined the Company as executive officers.

         During 1993, the Company received inventory and other assets totaling $115,000 in exchange for forgiveness of advances of $172,000 to a formerly affiliated installation company. The Company has reflected the settlement of $57,000 in other expense in the accompanying 1993 consolidated statement of operations.

         The Company leases office space from an entity owned by certain stockholders of the Company for which the expense amounted to approximately $66,000 in 1995, $22,000 in 1994 and $18,000 in 1993.

         The Company paid $244,000 in 1994 and $376,000 in 1993 to various affiliates for services performed in connection with the development of wireless cable television systems or the acquisition of wireless cable channel rights. The Company paid $52,000 in 1995, $51,000 in 1994 and $39,000 in 1993 to an entity owned by an officer and director of the Company for certain administrative services. The Company paid $57,000 in 1995 to an entity owned by a director for certain consulting services.

         In December 1994, the Company entered into an agreement with a stockholder and its affiliate pursuant to which the Company loaned $2 million to the stockholder secured by 300,000 shares of the Company's common stock owned by the stockholder and all of the affiliate's assets in and to the Tulsa, Oklahoma wireless cable market. The loan bore interest at 12% per annum with all accrued interest and the outstanding principal balance being repaid in June 1995. In addition, in December, the affiliate granted to the Company an option for the Company to acquire the Tulsa, Oklahoma wireless cable market. The purchase price paid upon the exercise of the option in May 1995 of approximately $4 million included forgiveness of the note receivable (see note 8).

(10) COMMITMENTS AND CONTINGENCIES

    The Company has entered into a series of noncancellable agreements to purchase entertainment programming for retransmission which expire through 2001. The agreements generally require monthly payments based upon the number of subscribers to the Company's systems, subject to certain minimums.

         The Company is actively competing in an FCC auction program designed to award initial licenses with respect to certain channel rights. Successful bidders will receive a blanket authorization to serve entire "Basic Trading Areas" or "BTAs" with respect to such channels. The Company estimates its commitment related to this auction of "BTAs" to be approximately $17 million. At the conclusion of the auction, the Company will be required to remit 20% of the total committed amount (less its deposit of $1 million remitted prior to December 31, 1995) with the remaining 80% being paid out over a 10-year period. Over this 10-year period commencing on the date the BTA is authorized by the FCC, the Company will be required to make quarterly interest-only payments for the first two years and then quarterly payments of principal and interest over the remaining years of the agreement. The interest rate related to this installment plan is equal to the 10-year US Treasury rate at the time of the issuance of the BTA authorization plus 2.5%.

         The Company is a party to legal proceedings incidental to its business which, in the opinion of management, are not expected to have a material adverse effect on the Company's consolidated financial position or operating results.





                    Heartland Wireless Communications, Inc.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995 and 1994. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                      1995                     1994
                                                             -----------------------------------------------
                                                              Carrying      Fair       Carrying      Fair
                                                               amount       value       amount      value
                                                             ----------  ----------   ----------  ----------
    Restricted assets -
         investments in debt securities                      $   18,739  $   18,626   $        -  $        -
    Long-term debt                                             (141,652)   (170,745)     (40,506)    (40,506)

    The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

         Cash and cash equivalents, subscriber receivables and accounts payable: The carrying amounts of these assets and liabilities approximate fair value because of the short maturity of these instruments.

         Investments in debt securities: The fair values of debt securities are based on quoted market prices at the reporting date for those investments.

         Long-term debt: The fair values of the Company's Senior Notes and Convertible Notes are based on market quotes obtained from dealers.

(12) Subsequent Events

    In February 1996, the Company acquired all of the outstanding shares of Cablemaxx, Inc. and American Wireless Systems, Inc. and substantially all of the assets and certain of the liabilities of Fort Worth Wireless Cable T.V. Associates, Wireless Cable TV Associates #38 and Three Sixty Corp. (formerly TechniVision, Inc.) for approximately 6,757,000 shares of common stock of the Company and transaction costs and other consideration of approximately $10 million for a total purchase price of approximately $190 million (the "Transactions"). The acquisitions will be accounted for under the purchase method of accounting and consisted primarily of operating wireless cable systems in eight markets and wireless cable channel rights in nine other markets.

         As of December 31, 1995, the Company had incurred approximately $8.5 million of costs related to the Transactions and has included such costs in other assets in the accompanying consolidated balance sheet.

         Upon consummation of the Transactions, the Company and CAI Wireless Systems, Inc. ("CAI") contributed certain wireless cable television assets and related liabilities (including certain of the assets and liabilities acquired in the Transactions) to CS Wireless Systems, Inc. ("CS Wireless" and "CS Wireless Transaction"). In connection with the CS Wireless Transaction, CAI received approximately 54% of the outstanding shares of CS Wireless common stock and the Company received approximately 35% of the outstanding shares of CS Wireless common stock along with $28.3 million of cash, a $25 million short-term note receivable (which note has been prepaid) and a $15 million long-term note receivable. The $15 million long-term note receivable bears interest at 10% per annum until the first anniversary of the date thereof and 15% per annum thereafter. Interest on the long-term note receivable is payable at maturity, which is the earlier of February 2006 or the date that net proceeds from asset sales or the issuance of common stock by CS Wireless are sufficient to pay the long-term note receivable, after repayment of the short-term note receivable.





                    Heartland Wireless Communications, Inc.

EXECUTIVE OFFICERS AND DIRECTORS

J.R. Holland, Jr.
Chairman of the Board
President and Chief Executive Officer of Unity Hunt Resources, Inc. President and Chief Executive Officer of Hunt Capital Group, L.L.C.

L. Allen Wheeler
Vice-Chairman of the Board
Co-Founder
Chairman and Chief Executive Officer of Green Country Radio, Inc.

David E. Webb
President and Chief Executive Officer
Co-Founder
Director

John R. Bailey
Senior Vice President - Finance, Chief Financial Officer, Treasurer and
Secretary

Randy R. Hendrix
Senior Vice President - Marketing

Robert R. Story
Senior Vice President - Operations

David D. Hagey
Vice President, Controller and Assistant Secretary

Alvin H. Lane, Jr.
Director
President of Lane and Associates
President of AHL Finance Company, L.L.C.
Chairman of the Board of Love Bottling Company

Dennis M. O'Rourke
Director
Chairman of the Board and Chief Executive Officer of O'Rourke Companies, Inc.

John A. Sprague
Director
Managing Partner of Jupiter Partners, L.P.

Wes W. Watkins
Director
President of World Export Services, Inc.
Secretary and Representative for International Trade for the State of Oklahoma

CORPORATE INFORMATION

EXECUTIVE OFFICES
903 North Bowser, Suite 140
Richardson, Texas 75081
(214) 479-9244

OPERATIONS AND MARKETING OFFICES
117 North Third / P.O. Box 1224
Durant, Oklahoma 74701
(405) 924-6220

REGISTRAR AND TRANSFER AGENT
Harris Trust & Savings Bank
311 West Monroe Street, 14th Floor
Chicago, Illinois 60606

MARKET PRICE OF COMMON STOCK

The Company's common stock has been traded on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol "HART" since April 22, 1994. The following table sets forth, on a per share basis, the high and low closing sales prices of the Company's common stock as reported on the NASDAQ National Market tier for the periods indicated.

                                                                Closing Sale Price
                                                              ----------------------
                                                                High         Low
                                                              ----------  ----------
Fiscal Year Ended December 31, 1994:
    Second Quarter (from April 22, 1994)                         $11.50      $10.00
    Third Quarter                                                $15.50      $ 9.50
    Fourth Quarter                                               $15.75      $11.00
Fiscal Year Ended December 31, 1995:
    First Quarter                                                $17.25      $11.75
    Second Quarter                                               $24.25      $15.50
    Third Quarter                                                $25.75      $19.50
    Fourth Quarter                                               $31.50      $27.00
Fiscal Year Ended December 31, 1996:
    First Quarter
    (through March 20, 1996)                                     $29.75      $23.50

At March 20, 1996 there were approximately 1,147 holders of record of the Company's common stock.

GENERAL COUNSEL
Arter and Hadden
1717 Main Street, Suite 4100
Dallas, Texas  75201

AUDITORS
KPMG Peat Marwick LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201

FORM 10-K AND INVESTOR RELATIONS

FOR A COPY OF THE COMPANY'S FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995 OR ANY ADDITIONAL INFORMATION REGARDING THE COMPANY, PLEASE CONTACT MR. JOHN R. BAILEY, SENIOR VICE PRESIDENT - FINANCE, CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY, HEARTLAND WIRELESS COMMUNICATIONS, INC., 903 NORTH BOWSER, SUITE 140, RICHARDSON, TEXAS 75081.

ANNUAL MEETING

The Annual Meeting of Stockholders of Heartland Wireless Communications, Inc. will be held at 10:00 a.m., local time, May 2, 1996, at the Westin Hotel - Galleria, Johnson Room, Second Floor, 13340 Dallas Parkway, Dallas, Texas 75240.





                    Heartland Wireless Communications, Inc.